                 SUBJECT TO COMPLETION, DATED FEBRUARY 19, 1999
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

[LOGO]

COMPUTER SCIENCES CORPORATION

$200,000,000

  % NOTES DUE            , 2009

INTEREST PAYABLE      AND

ISSUE PRICE:

The notes will mature on            , 2009. Interest will accrue from
           , 1999. We may redeem the notes in whole or part at any time at the redemption price described on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

                                           PRICE TO         DISCOUNTS AND    PROCEEDS TO
                                           PUBLIC           COMMISSIONS      THE COMPANY
--------------------------------------------------------------------------------------------

Per note                                                %                %                %
--------------------------------------------------------------------------------------------

Total                                       $                $                $
--------------------------------------------------------------------------------------------

The notes will not be listed on any national securities exchange. Currently, there is no public market for the notes.

It is expected that delivery of the notes will be made to investors on or about
           , 1999.

J.P. MORGAN & CO.

                  GOLDMAN, SACHS & CO.

                                     MERRILL LYNCH & CO.

           , 1999

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus, nor any sale made hereunder, shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to the date of such information.

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
Where You Can Find More Information........................................................................           3
Forward-Looking Statements.................................................................................           4
The Company................................................................................................           5
Recent Developments........................................................................................           7
Use of Proceeds............................................................................................           7
Capitalization.............................................................................................           8
Selected Financial Data....................................................................................           9
Description of the Notes...................................................................................          11
Underwriting...............................................................................................          20
Legal Matters..............................................................................................          21
Experts....................................................................................................          21

WITHIN THIS PROSPECTUS, WE SOMETIMES REFER TO YEARS WITHOUT SPECIFYING A MONTH OR DAY. IN ALL SUCH CASES, UNLESS WE SPECIFICALLY REFER TO A CALENDAR YEAR, THE REFERENCE IS TO OUR FISCAL YEAR ENDED ON THE FRIDAY CLOSEST TO MARCH 31 OF SUCH YEAR. WHENEVER WE REFER TO THE "COMPANY" OR TO "US," OR USE THE TERMS "WE" OR "OUR" IN THIS PROSPECTUS, WE ARE REFERRING TO COMPUTER SCIENCES CORPORATION AND ITS SUBSIDIARIES. HOWEVER, FOR PURPOSES OF THE SECTION ENTITLED "DESCRIPTION OF THE NOTES," WHENEVER WE REFER TO THE "COMPANY" OR TO "US," OR USE THE TERMS "WE" OR "OUR," WE ARE REFERRING ONLY TO COMPUTER SCIENCES CORPORATION.

                      WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-732-0330 for further information on the public reference rooms. You may also obtain copies of these materials from the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. You may also read and copy reports and other information we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Information about our company is also available to the public from our website at http://www.csc.com.

We have filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933, as amended. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about us and the notes. You may inspect the registration statement and its exhibits without charge at the office of the SEC at 450 Fifth Street, N.W., in Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

The SEC allows us to "incorporate by reference" the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. The information filed by us with the SEC in the future will update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all the notes:

        1.  Our Annual Report on Form 10-K for the fiscal year ended April 3,
    1998;

        2. Our Quarterly Report on Form 10-Q for the quarterly period ended July 3, 1998;

        3. Our Quarterly Report on Form 10-Q for the quarterly period ended October 2, 1998; and

        4. Our Quarterly Report on Form 10-Q for the quarterly period ended January 1, 1999.

You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

                               Investor Relations
                         Computer Sciences Corporation
                             2100 East Grand Avenue
                          El Segundo, California 90245
                                 (310) 615-0311

                           FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can typically identify forward-looking statements by the use of forward-looking words, such as "may," "will," "could," "project," "believe," "anticipate," "expect," "estimate," "continue," "potential," "plan," "forecasts," and the like. These statements represent our intentions, plans, expectations and beliefs and are subject to risks, uncertainties and other factors. Many of these factors are outside our control and could cause actual results to differ materially from such forward-looking statements. These factors include, among others:

    - general economic conditions in countries in which we do business

    - competitive pressures

    - changes in the financial condition of our major commercial customers

    - changes in the demand for information technology outsourcing and business process outsourcing

    - changes in U.S. federal government spending levels for information technology services

    - the future profitability of our customer contracts

    - our ability to consummate strategic acquisitions and alliances

    - our ability to attract and retain key personnel

    - our ability to continue to develop and expand our service offerings to address emerging business demands and technological trends

    - our ability to become Year 2000 ready and the ability of our customers and suppliers to become Year 2000 ready

                                  THE COMPANY

GENERAL

We are one of the world leaders in the information technology ("IT") services industry. For forty years, we have helped our clients use IT more efficiently, thus improving their operations and profitability. We do not have exclusive agreements with hardware or software providers, and we believe that our "vendor neutrality" enables us to better identify and manage solutions specifically tailored to each client's needs.

We offer a broad array of professional services to industry and government, including:

    - OUTSOURCING--Operating all or a portion of a client's technology infrastructure, including systems analysis, applications development, network operations, desktop computing and data center management

    - SYSTEMS INTEGRATION--Designing, developing, implementing and integrating complete information systems

    - CONSULTING--Advising clients on the acquisition and strategic use of IT, and on business strategy, operations, change management and business process reengineering

For the fiscal year ended April 3, 1998, we had revenues of $6.6 billion and net income of $260 million. For the first nine months of fiscal 1999, we had revenues of $5.5 billion and net income of $224 million.

We derive our revenues from four market sectors:

                                                                              1998         1997         1996
                                                                              -----        -----        -----
U.S. Commercial..........................................................          42%          39%          37%
U.S. Federal Government..................................................          25           29           33
Europe...................................................................          27           26           24
Other International......................................................           6            6            6
                                                                                  ---          ---          ---
  Total Revenues.........................................................         100%         100%         100%
                                                                                  ---          ---          ---
                                                                                  ---          ---          ---

We provide services to commercial clients in a number of industries, including the following:

    - aerospace

    - automotive

    - chemical, oil and gas

    - consumer goods

    - energy

    - financial services

    - healthcare

    - manufacturing

    - media

    - retail/distribution

    - telecommunications

    - traffic and transportation

    - travel and hospitality

    - utilities

Because of the size of our service offerings within the financial services, healthcare and chemical, oil and gas industries, we have established vertical groups to deliver integrated solutions to our clients in these industries.

We have also formed practice groups dedicated to advancing key technical solutions with broad application to both our commercial and governmental clients. These solutions include:

    - CSC LYNX-SM---CSC Lynx provides a framework that enables our clients to rapidly develop component-based systems. Distributed IT systems allow people to access information more quickly and process business transactions via the Internet. With CSC Lynx, we have developed a framework that not only includes components, but also an architecture, a process and tools for creating these systems quickly.

    - DATA WAREHOUSING--Data warehousing allows our clients to collect, store and organize their data from information systems throughout their organizations in a central repository. Data warehousing enables our customers to undertake complex analysis and decision making based on historical enterprise data. Our customers are able to "test drive" solutions in our data warehouse applications lab, which illustrates potential frameworks based on successful warehouses we have developed for various industries.

    - ELECTRONIC COMMERCE--Our global initiative for developing and delivering electronic commerce solutions is called CSC e~Wave-SM-. CSC e~Wave leverages Internet technology to deliver digital solutions for transacting business on the Internet.

    - ENTERPRISE RESOURCE PLANNING ("ERP")--ERP products are enterprise-wide applications that can integrate disparate business functions, such as finance, manufacturing and human resources, into one cohesive system. ERP products make data easier to find, update and analyze. We have global alliances with four software companies which comprise approximately 70% of the ERP market, and have developed a customized methodology to implement ERP systems more quickly.

    - INFORMATION SECURITY (INFOSEC-SM-)--Our INFOSEC practice develops and tests new world-class solutions to information security problems for both government and commercial clients. We developed our INFOSEC capabilities through our security contracts with the Department of Defense and other U.S. federal agencies.

    - SUPPLY CHAIN MANAGEMENT--Our supply chain management process captures efficiencies throughout the business and logistics functions that move goods and information between an organization and its suppliers, manufacturers, distributors and customers. We designed this process to provide greater value, quicker time to market and reduced costs to our clients.

    - YEAR 2000 COMPLIANCE--Our Year 2000 compliance practice focuses on providing solutions to enable computers to function effectively when processing dates after 1999. Computer programs with two-digit, rather than four-digit, date fields are unable to recognize the difference between dates beginning 19XX and dates beginning 20XX. This inability may cause computer systems to make errors or fail. Our Year 2000 compliance practice targets issues and methodologies addressing all aspects of Year 2000 compliance.

We have approximately 47,000 employees, and operate from over 700 offices in 32 countries. The Company is incorporated under the laws of Nevada. Our principal executive offices are located at 2100 East Grand Avenue, El Segundo, California 90245, and our telephone number is (310) 615-0311.

------------------------

INFOSEC-SM- is a registered service mark of the National Security Agency.

                              RECENT DEVELOPMENTS

RECENT CONTRACT AWARDS

In December 1998, the Internal Revenue Service selected the CSC PRIME Alliance to enter into a strategic partnership with the IRS to modernize the United States tax system. We lead the CSC PRIME Alliance, which includes six other companies: International Business Machines Corporation, KPMG Peat Marwick LLP, Lucent Technologies Inc., Northrop Grumman Corporation, Science Applications International Corporation and UNISYS Corporation. The CSC PRIME Alliance combines our global capabilities with the specialized business, technical and consulting capabilities of the other alliance members.

In January 1999, the United States General Service Administration selected us as one of ten companies to provide IT services and support for the Federal Technology Service, Federal Information Systems Support program under an indefinite delivery/indefinite quantity contract. Under an indefinite delivery/ indefinite quantity contract, a group of service providers is selected to provide as yet unspecified services to a U.S. federal agency or department, which then assigns each required project within the specified scope of work to one of the service providers within the selected group. Our contract calls for the ten selected companies to provide services and support for a two-year base period, with eight one-year extension options.

In January 1999, Budget Group, Inc., the parent of Budget Rent a Car Corporation, announced that it had signed a letter of intent with us to enter into a five-year global IT outsourcing agreement. Budget expects the agreement to be finalized in March 1999.

In January 1999, AT&T Corp. hired us to manage a portfolio of approximately 50 systems applications that support AT&T consumer services, including software systems for telemarketing and customer support, provisioning and provisioning support, and sales and marketing compensation and commissions. The contract becomes effective in March 1999.

In February 1999, the United States Postal Service awarded us a professional services ordering agreement to support the development and implementation of enterprise-wide IT solutions for its payroll function.

RECENT ACQUISITIONS

We have recently acquired several international IT services companies.

    - In the quarter ended January 1, 1999, we acquired KPMG Peat Marwick SA, a Paris-based management consulting and IT services firm. When we combine the firm with our existing operations in France, the combined organization will employ approximately 1,100 professionals.

    - In the quarter ended January 1, 1999, we acquired SYS-AID, a Dutch management consulting and IT services company. SYS-AID employs more than 200 professionals at its operations in the Netherlands and at subsidiaries in Germany and Belgium.

    - During January 1999, we launched a tender offer to acquire all shares of CSA Holdings Ltd, a publicly traded Singaporean IT services company which employs approximately 2,000 people. As of February 9, 1999, we had purchased or received irrevocable tenders of approximately 51% of the outstanding shares, including the 10% owned by the management of CSA Holdings. The tender offer will remain open for acceptance until March 5, 1999, at which time we will purchase all shares tendered.

                                USE OF PROCEEDS

We intend to use the net proceeds from the sale of the notes to repay the $150,000,000 principal amount and approximately $5,100,000 of accrued interest on the 6.80% Guaranteed Notes due April 15, 1999 issued by CSC Enterprises and guaranteed by the Company. We intend to use the remainder of the net proceeds,
approximately $        , for general corporate purposes, including, without
limitation, capital requirements incurred in connection with the acquisition of CSA Holdings, Ltd.

                                 CAPITALIZATION

The following table summarizes our debt and stockholders' equity (referred to as "capitalization") as of January 1, 1999: (1) on a historical basis and (2) as adjusted to reflect the sale by the Company of the notes and the application of the estimated net proceeds as described under "Use of Proceeds." You should read this table in conjunction with the consolidated financial statements and related notes of the Company included in our Annual Report on Form 10-K for the fiscal year ended April 3, 1998 and our Quarterly Report on Form 10-Q for the quarterly period ended January 1, 1999, both of which are incorporated herein by reference.

                                                                                          AS OF JANUARY 1, 1999
                                                                                        --------------------------
                                                                                           ACTUAL     AS ADJUSTED
                                                                                        ------------  ------------
                                                                                        (IN THOUSANDS OF DOLLARS)
CURRENT DEBT:
  Commercial paper....................................................................  $    424,220  $    424,220
  Notes payable.......................................................................        34,487        34,487
  6.80% Guaranteed Notes due April 15, 1999...........................................       150,000
  Current maturities of long-term debt................................................         9,719         9,719
  Current maturities of capitalized lease liabilities.................................         8,762         8,762
                                                                                        ------------  ------------
    Total current debt................................................................       627,188       477,188
                                                                                        ------------  ------------
LONG-TERM DEBT:
  6.50% Guaranteed Notes, due November 15, 2001.......................................       150,000       150,000
     % Notes, due       , 2009........................................................                     200,000
  Other notes payable.................................................................        42,389        42,389
  Capitalized lease liabilities.......................................................         6,224         6,224
                                                                                        ------------  ------------
    Total long-term debt..............................................................       198,613       398,613
                                                                                        ------------  ------------
STOCKHOLDERS' EQUITY:
  Preferred stock, par value $1 per share; authorized 1,000,000 shares; none issued...
  Common stock, par value $1 per share; authorized 275,000,000 shares; 159,074,144
    shares issued.....................................................................       159,074       159,074
  Additional paid-in capital..........................................................       720,067       720,067
  Earnings retained for use in business...............................................     1,461,368     1,461,368
  Accumulated other comprehensive income..............................................       (25,652)      (25,652)
                                                                                        ------------  ------------
                                                                                           2,314,857     2,314,857
Less common stock in treasury, at cost, 367,050 shares................................       (14,250)      (14,250)
Unearned restricted stock and other...................................................          (455)         (455)
                                                                                        ------------  ------------
    Stockholders' equity, net.........................................................     2,300,152     2,300,152
                                                                                        ------------  ------------
    Total capitalization..............................................................  $  3,125,953  $  3,175,953
                                                                                        ------------  ------------
                                                                                        ------------  ------------

                            SELECTED FINANCIAL DATA

The selected consolidated financial data below has been derived from our audited consolidated financial statements, except for the financial data for the nine months ended January 1, 1999 and December 26, 1997 which are derived from our unaudited consolidated financial statements. You should read the financial data presented below in conjunction with the consolidated financial statements and accompanying notes of the Company which are included in our Annual Report on Form 10-K for the fiscal year ended April 3, 1998 and our Quarterly Report on Form 10-Q for the quarterly period ended January 1, 1999, both of which are incorporated herein by reference.

The Company's consolidated financial statements for the fiscal year ended March 29, 1996 were restated to include consolidated financial data of the Company and The Continuum Company, Inc. ("Continuum") on a pooled basis to give retroactive effect to the merger of the Company and Continuum on August 1, 1996. The unaudited consolidated financial statements for the nine months ended January 1, 1999 and December 26, 1997 include all normal recurring adjustments we consider necessary for a fair presentation of the consolidated financial data. The "Other Data" are unaudited.

                                              NINE MONTHS ENDED                      FISCAL YEARS ENDED
                                          --------------------------    --------------------------------------------
                                           JANUARY 1,   DECEMBER 26,      APRIL 3,        MARCH 28,      MARCH 29,
                                              1999          1997            1998             1997           1996
                                          ------------  ------------    ------------     ------------   ------------
                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS, RATIOS AND PERCENTAGES)
STATEMENT OF EARNINGS INFORMATION:

Revenues................................  $  5,529,587   $4,731,666     $  6,600,838     $  5,616,048   $  4,740,760
                                          ------------  ------------    ------------     ------------   ------------
Cost of services........................     4,329,380    3,704,273        5,149,218        4,413,173      3,692,267
Selling, general and administrative.....       515,344      432,317          602,708          485,113        471,309
Depreciation and amortization...........       322,536      283,312          386,854          333,247        272,058
Interest expense........................        35,499       37,593           50,951           40,268         37,925
Interest income.........................        (9,572)      (5,595)          (8,855)          (7,995)        (5,782)
Special charges (1).....................                    208,393          229,093           48,929         76,053
                                          ------------  ------------    ------------     ------------   ------------
Total costs and expenses................     5,193,187    4,660,293        6,409,969        5,312,735      4,543,830
                                          ------------  ------------    ------------     ------------   ------------
Income before taxes.....................       336,400       71,373          190,869          303,313        196,930
Taxes on income.........................       112,000     (108,900)(1)      (69,500)(1)      110,900         87,499
                                          ------------  ------------    ------------     ------------   ------------
Net income..............................  $    224,400   $  180,273     $    260,369     $    192,413   $    109,431
                                          ------------  ------------    ------------     ------------   ------------
                                          ------------  ------------    ------------     ------------   ------------
Earnings per share
  Basic.................................  $       1.42   $     1.17     $       1.68     $       1.27   $       0.74
  Diluted...............................          1.39         1.14             1.64             1.23           0.71

OTHER DATA:
Capital expenditures....................       304,925      236,397          349,316          322,434        275,841
Ratio of earnings to fixed charges
  (2)...................................         4.92x        1.86x            2.70x            4.21x          3.26x
Debt as a percentage of total
  capitalization........................         26.4%        28.9%            27.7%            28.4%          26.2%

BALANCE SHEET INFORMATION:
Cash and cash equivalents...............  $    167,967   $   94,008     $    274,688     $    110,726   $    113,873
Working capital.........................       318,475      700,892          767,820          533,915        430,484
Total assets............................     4,586,060    4,002,626        4,046,795        3,493,087      2,936,019
Total debt..............................       825,801      775,647          764,975          660,775        504,973
Stockholders' equity....................     2,300,152    1,904,435        2,001,275        1,669,560      1,420,113

                                          FOOTNOTES TO APPEAR ON FOLLOWING PAGE.

FOOTNOTES TO TABLE FROM PREVIOUS PAGE.

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

------------------------

(1) We recognized a net special credit of $1,707 or 1 cent per share, during the first quarter of fiscal year 1998 because of developments at CSC Enterprises, a general partnership of which we, through an affiliate, are the managing general partner. A tax benefit of $135,000 and an after-tax special charge of $133,293 ($208,393 before tax) caused the net special credit.

    During the first quarter of fiscal year 1998, certain partners withdrew from CSC Enterprises. As a result of these withdrawals, CSC Enterprises took actions that caused us to recognize an increase in the tax basis of certain assets. As required by Statement of Financial Accounting Standards ("SFAS") No. 109, this tax basis increase from the previous tax basis resulted in a deferred tax asset of $135,000 and a corresponding reduction of our provision for income taxes. The tax basis increase is temporary and will be realized over time through an increase in depreciation and amortization expense for income tax purposes.

    In connection with these developments, CSC Enterprises reviewed its operations, its market opportunities and the carrying value of its assets in accordance with SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Based on this review, in the first quarter of fiscal year 1998 CSC Enterprises initiated a plan to eliminate certain offerings and write down assets, primarily within its telecommunications operations. As a result of these plans, we recognized a pre-tax special charge of $208,393 ($133,293 after tax). This special charge included goodwill write-offs of $56,300 ($35,000 after tax), contract termination costs of $54,300 ($33,800 after tax), deferred contract costs and other assets of $33,093 ($20,493 after tax), telecommunications software and accruals of $35,800 ($22,300 after tax), telecommunications property, equipment and intangible assets of $18,900 ($11,700 after tax), and other non-tax deductible costs of $10,000.

    In the fourth quarter of fiscal year 1998, we recorded a before-tax special charge of $20,700, or 9 cents per share after tax, for costs relating to our response to a failed take-over attempt. The charge is comprised of $14,000 for investment banking expenses and $6,700 for other expenses such as legal costs, public relations and shareholder communications.

    The fiscal year 1997 special charge represents costs and expenses related to the August 1, 1996 acquisition of Continuum. The amount of the charge, net of income tax benefits on the tax-deductible portion, is $35,280 or 23 cents per share. The charge is composed of $11,040 of non-tax deductible investment banking and other merger expenses, $11,785 ($7,540 after tax) related to the write-off of certain capitalized software, other assets and intangibles, and $26,104 ($16,700 after tax) related to the elimination of duplicate data processing facilities, employee severance costs and contract termination costs.

    On March 15, 1996, prior to its merger with the Company, Continuum acquired Hogan Systems, Inc. In connection with the fiscal year 1996 acquisition of Hogan Systems, Inc., Continuum adopted a plan to integrate, restructure and realign its expanded business. As a result, Continuum expensed approximately $50,100 of special charges, including $9,600 of transaction and $9,800 of restructuring costs. The restructuring costs included costs relating to the consolidation of facilities and data processing and employee terminations. In addition, Continuum recorded non-cash adjustments to the carrying value of certain tangible and intangible assets of $30,700, including $20,200 to capitalized software.

    Fiscal year 1996 charges also included $26,000 related to an acquisition by Continuum, which Continuum assigned to purchased research and development and subsequently expensed with no income tax benefit. Continuum recorded combined fiscal year 1996 after-tax special charges of $61,800, or 40 cents per share of the Company's restated consolidated results for such year.

(2) We computed the ratio of earnings to fixed charges by dividing the sum of fixed charges and income before taxes by fixed charges. Fixed charges consist of interest expense and the estimated interest component of rent expense.

                            DESCRIPTION OF THE NOTES

The notes will be issued under an indenture to be dated as of            , 1999
(the "Indenture") by and between us and Citibank, N.A., as trustee. The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended. The statements made in this section relating to the notes and the Indenture are summaries of certain provisions of the notes and the Indenture. These summaries are not complete. For more detail you should refer to the Indenture, which we have filed as an exhibit to the registration statement of which this prospectus is a part. For purposes of this section "Description of the Notes," whenever we refer to the "Company" or to "us," or use the terms "we" or "our," we are referring only to Computer Sciences Corporation.

GENERAL

We will issue the notes in an aggregate principal amount of $200,000,000. The
notes will mature on            , 2009. The notes are our direct, unconditional,
unsecured and unsubordinated general obligations. The notes will rank equally among themselves, without any preference of one over the other, and at least equally with all of our other outstanding unsecured and unsubordinated general obligations. The notes will be effectively subordinate to the indebtedness of our subsidiaries. At January 1, 1999, our subsidiaries had outstanding indebtedness (including capitalized leases) of $825,801,000.

The notes will bear interest at the rate of   % from            , 1999 or from
the most recent interest payment date to which interest has been paid or provided for. Interest will be payable on
and     of each year, commencing            , 1999, to the holders of record at
the close of business on the date fifteen days prior to each interest payment date.

The notes will not be subject to any sinking fund.

REDEMPTION AT OUR OPTION

We may redeem the notes at our option, in whole or in part, at any time, at a redemption price equal to the greater of:

    - 100% of the principal amount of notes then outstanding, and

    - as determined by the Quotation Agent, the sum of the present values of the Remaining Scheduled Payments of principal and interest on such notes (not including any portion of such interest payments accrued as of the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the
      Adjusted Treasury Rate plus     basis points,

plus, in either of the above cases, accrued and unpaid interest on such notes to the redemption date.

We will mail a notice of redemption at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed. If we elect to partially redeem notes, the trustee will select in a fair and appropriate manner the notes to be redeemed.

Unless we default in payment of the redemption price and accrued and unpaid interest on the notes, on and after the redemption date, interest will stop accruing on the notes or portions of the notes called for redemption.

For purposes of this section "Redemption at Our Option," the following terms have the following meanings:

"ADJUSTED TREASURY RATE" means, with respect to any redemption date, the annual rate equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the

Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

"COMPARABLE TREASURY ISSUE" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

"COMPARABLE TREASURY PRICE" means, with respect to any redemption date:

    - the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or

    - if the trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

"QUOTATION AGENT" means the Reference Treasury Dealer appointed by us.

"REFERENCE TREASURY DEALER" means (1) each of J.P. Morgan Securities Inc., Goldman, Sachs & Co., Inc., Merrill Lynch Government Securities Inc., and their successors; PROVIDED, HOWEVER, that if any of the foregoing cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we shall substitute another Primary Treasury Dealer; and (2) any other Primary Treasury Dealer selected by us.

"REFERENCE TREASURY DEALER QUOTATIONS" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) which such Reference Treasury Dealer quotes in writing to the trustee at 5:00 p.m., New York City time, on the third business day before such redemption date.

"REMAINING SCHEDULED PAYMENTS" means, with respect to any notes, the remaining scheduled payments of the principal of the notes to be redeemed and interest on the notes that would be due after the related redemption date but for such redemption; PROVIDED, HOWEVER, that, if such redemption date is not an interest payment date with respect to such note, the amount of the next succeeding scheduled interest payment of the note will be reduced by the amount of interest accrued on the note to such redemption date.

LIMITATION ON OUR ABILITY TO INCUR LIENS

Other than as provided below under "We May Incur Permitted Liens and We May Enter into Permitted Sale/Leaseback Transactions," neither we nor any of our Subsidiaries may create, incur, assume or suffer to exist any Lien upon any of our assets to secure any Indebtedness, except for:

    - Liens existing on the date of the Indenture;

    - any extension, renewal or replacement (or successive extensions, renewals or replacements) of any Lien existing on the date of the Indenture;

    - Liens on property existing at the time we or any of our Subsidiaries acquires such property, PROVIDED that such Liens (1) are not incurred in connection with, or in contemplation of the acquisition of the property acquired and (2) do not extend to or cover any of our property or assets or any of our Subsidiaries' property or assets other than the property so acquired;

    - Liens on any property of a corporation or other entity existing at the time such corporation or entity becomes our Subsidiary or is merged into or consolidated with us or a Subsidiary or at the time of a sale, lease or other disposition of the properties of such corporation or entity as an entirety or substantially as an entirety to us or a Subsidiary; PROVIDED that such Liens (1) are not incurred in connection with or in contemplation of such corporation or entity becoming a Subsidiary or merging or consolidating with us or a Subsidiary or are not incurred in connection with or in contemplation of the sale, lease or other disposition of the properties of such corporation or other entity and (2) do not extend to or cover any of our property or assets or any of our Subsidiaries' property or assets other than the property of such corporation or other entity; and

    - purchase money Liens upon or in any real or personal property (including fixtures and other equipment) we or any of our Subsidiaries hold or have acquired to secure the purchase price of such property or to secure Indebtedness incurred solely to finance or refinance the acquisition or improvement of such property and incurred within 180 days after completion of such acquisition or improvement, PROVIDED that no such Lien will extend to or cover any property other than the property being acquired or improved.

For purposes of this section "Limitation on Our Ability to Incur Liens," the following terms have the following meanings:

"INDEBTEDNESS" means, with respect to any person, and without duplication:

    - any liability of such person

        (1) for borrowed money, or

        (2) for any letter of credit for the account of such person supporting obligations of such person or other persons, or

        (3) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any businesses, properties or assets of any kind (other than a trade payable or a current liability arising in the ordinary course of business), or

        (4) for the payment of money relating to a capitalized lease; and

    - any liability of others described in the preceding bullet point that the person has guaranteed or that is otherwise its legal liability; and

    - any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in the bullet points above.

"LIEN" means any lien, security interest, charge, mortgage, pledge or other encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest other than an agreement to secure Indebtedness equally and ratably upon the incurrence of other secured Indebtedness).

"SUBSIDIARY" means:

    - a corporation a majority of whose capital stock with voting power, under ordinary circumstances, to elect directors is at the time directly or indirectly owned by us, by us and our Subsidiary or Subsidiaries, or by our Subsidiary or Subsidiaries, or

    - any other person (other than a corporation) in which we, or we and our Subsidiary or Subsidiaries, or our Subsidiary or Subsidiaries directly or indirectly at the date of determination thereof has at least a majority ownership interest.

LIMITATION ON OUR ABILITY TO ENTER INTO SALE/LEASEBACK TRANSACTIONS

Other than as provided below under "We May Incur Permitted Liens and We May Enter into Permitted Sale/Leaseback Transactions," neither we nor any of our Subsidiaries may enter into any Sale/ Leaseback Transaction unless we or such Subsidiary would be entitled, pursuant to the bullet points under "Limitation on Our Ability to Incur Liens" above, to create, incur, assume or suffer to exist a Lien on the property subject to such Sale/Leaseback Transaction.

For purposes of this section "Limitation on Our Ability to Enter Into Sale/Leaseback Transactions," the following term has the following meaning:

"SALE/LEASEBACK TRANSACTION" means any arrangement with any person (other than us or any of our Subsidiaries) providing for a capitalized lease by us or any of our Subsidiaries of any property which has been or is to be sold or transferred by us or any of our Subsidiaries to such person or to any person (other than us or any of our Subsidiaries) by whom funds have been or are to be advanced on the security of the leased property.

WE MAY INCUR PERMITTED LIENS AND WE MAY ENTER INTO PERMITTED SALE/LEASEBACK
  TRANSACTIONS

Notwithstanding the restrictions set forth above under "Limitation on Our Ability to Incur Liens" and "Limitation on our Ability to Enter into Sale/Leaseback Transactions," we or any of our Subsidiaries may create, incur, assume or suffer to exist any Lien or enter into any Sale/Leaseback Transactions not otherwise permitted as described above, PROVIDED that at the time of such event, and after giving effect to that event, the aggregate amount of all Indebtedness secured by Liens permitted by this paragraph (excluding the Liens permitted pursuant to the bullet points under "Limitation on Our Ability to Incur Liens" above) and the aggregate amount of all Attributable Debt in respect of Sale/Leaseback Transactions permitted by this paragraph (excluding the Sale/Leaseback Transactions permitted under "Limitation on Our Ability to Enter into Sale/Leaseback Transactions" above), measured, in each case, at the time any such Lien is incurred or any such Sale/Leaseback Transaction is entered into, by us or any Subsidiary does not exceed 15% of our Consolidated Net Tangible Assets.

For purposes of this section "We May Incur Permitted Liens and We May Enter into Permitted Sale/ Leaseback Transactions," the following terms have the following meanings:

"ATTRIBUTABLE DEBT" with respect to any Sale/Leaseback Transaction means the present value of the minimum rental payments called for during the term of the lease (including any period for which such lease has been extended), determined in accordance with generally accepted accounting principles, discounted at a rate that, at the inception of the lease, the lessee would have incurred to borrow over a similar term the funds necessary to purchase the leased assets.

"CONSOLIDATED NET TANGIBLE ASSETS" means, as of any particular time, the aggregate amount of our assets and the assets of our Subsidiaries (in each case, less applicable reserves and other properly deductible items) after deducting from such amount:

    - all current liabilities other than (1) notes and loans payable, (2) current maturities of long-term debt and (3) current maturities of capital lease obligations, and

    - intangible assets, to the extent included in such aggregate assets, all as set forth on the then most recent consolidated balance sheet of the Company and its consolidated subsidiaries and computed in accordance with generally accepted accounting principles.

LIMITATION ON OUR ABILITY TO CONSOLIDATE, MERGE AND SELL ASSETS

We, without the consent of the holders of any of the notes, may consolidate with, or merge into, or sell, transfer, lease or convey our assets substantially as an entirety to any domestic corporation, if:

    - any successor corporation expressly assumes all of our obligations under the notes and the Indenture,

    - after giving effect to the transaction, no Event of Default and no event which, after notice or lapse of time or both, would become an Event of Default, has occurred and is continuing, and

    - the entity formed by or surviving any such consolidation or merger (if other than us) or to which such sale, transfer, lease or conveyance shall have been made, is a corporation organized under the laws of the United States of America, any state, or the District of Columbia.

EVENTS OF DEFAULT

An "Event of Default" under the notes means any of the following:

    - we fail to pay any installment of interest upon any of the notes as and when it becomes due and payable, and such default continues for a period of 30 days; or

    - we fail to pay all or any part of the principal of any of the notes as and when it becomes due and payable, whether at maturity or otherwise; or

    - we fail to observe or perform any other of our other covenants or agreements contained in the notes or in the Indenture for a period of 30 days after the date on which written notice specifying such failure, stating that such notice is a "Notice of Default" under the notes and demanding that we remedy the same, has been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding; or

    - any of our Indebtedness in the aggregate outstanding principal amount of $50 million or more either (1) becomes due and payable prior to the due date for payment of such Indebtedness by reason of acceleration of such Indebtedness following our default or (2) is not repaid at, and remains unpaid after, maturity as extended by any applicable period of grace or any guarantee given by us in respect of Indebtedness of any other person in the aggregate outstanding principal amount of $50 million or more is not honored when, and remains dishonored after, becoming due; or

    - a court or administrative or other governmental agency or body having jurisdiction in the premises enters a decree or order for relief relating to us in an involuntary case under any applicable bankruptcy, insolvency, reorganization or other similar law in effect on or after the date of the notes, or appoints a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar officer of us or ordering the winding up, dissolution or liquidation of our affairs, or otherwise adjudicates or finds us to be bankrupt or insolvent, and such decree or order remains unstayed and in effect for a period of 60 consecutive days; or

    - a court or administrative or other governmental agency or body having jurisdiction in the premises enters a decree or order appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar officer for any substantial part of our properties, and such decree or order remains unstayed and in effect for a period of 60 consecutive days; or

    - we commence a voluntary case under any applicable bankruptcy, insolvency, reorganization or other similar law in effect on or after the date of the notes, or consent to the entry of an order for relief in an involuntary case under any such law, or consent to the appointment or taking possession by our receiver, liquidator, assignee, custodian, trustee, sequestrator or similar officer, or cease to carry on the whole or substantially the whole of our business, or make any general assignment for the benefit of creditors, or take corporate action in furtherance of any such action; or

    - we consent to the appointment or taking possession by our receiver, liquidator, assignee, custodian, trustee, sequestrator or similar officer for any substantial part of our property, or take corporate action in furtherance of any such action.

In each such case, other than as provided in the next sentence, the trustee, by notice to us, or the holders of not less than 25% in aggregate principal amount of the notes then outstanding, by notice to us and the trustee, may declare the principal of all the notes, and the interest accrued on the notes, to be due and payable immediately. If an event of default specified in the fifth or seventh bullet points under the heading "Events of Default" occurs, such an amount shall IPSO FACTO become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of the notes. The holders of more than 50% in aggregate principal amount of the then outstanding notes by written notice to the trustee may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing events of default (except nonpayment of principal or interest that has become due solely because of the acceleration) have been cured or waived. If, at any time after the principal of the notes has been so declared due and payable, and before any judgment or decree for the payment of the monies due has been obtained or entered, we pay or deposit with the trustee a sum sufficient to pay all monies then due with respect to the notes (other than amounts due solely because of such declaration) and cure all other Events of Default under the notes, then the holders of more than 50% in aggregate outstanding principal amount of the notes may waive all defaults and rescind and annul such declaration and its consequences.

The holders of more than 50% in principal amount of the then outstanding notes by notice to us may, on behalf of all the holders, waive an existing default or Event of Default and its consequences except a continuing default or Event of Default in the payment of the principal of or interest on any note.

DEFEASANCE AND DISCHARGE

The notes and the Indenture provide that we are not required to comply with certain covenants ("covenant defeasance") of the notes (including those described under the caption "Limitation on Our Ability to Incur Liens" and "Limitation on Our Ability to Enter into Sale/Leaseback Transactions"), if:

    - we irrevocably deposit, in trust with a trustee for the benefit of the holders of the notes,

        (a) money in an amount, or

        (b) U.S. Government Obligations (as defined in the notes) which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount,

       in each case, sufficient to pay all the principal of, and interest on the notes to maturity or redemption, as the case may be, and all other sums payable by us under the Indenture;

    - no Event of Default under the first, second, fourth, fifth, sixth, seventh or eighth bullet points in the first paragraph under the caption "Events of Default" has occurred and is continuing, and no event which with notice or lapse of time or both would become such an Event of Default with respect to the notes has occurred and is continuing, on the date of such deposit;

    - we deliver to such trustee an opinion of counsel or a ruling received by the Internal Revenue Service to the effect that the holders of the notes will not recognize income, gain or loss for federal income tax purposes as a result of the exercise of such covenant defeasance and will be subject to federal income tax in the same amount and in the same manner and at the same times as would have been the case absent such exercise; and

    - we have delivered to such trustee a certificate signed by authorized persons and an opinion of counsel, each stating that all conditions precedent to satisfaction and discharge of the Indenture have been complied with.

MODIFICATION AND AMENDMENT

We and the trustee may amend or supplement the Indenture or the notes without the consent of any holder:

    - to cure any ambiguity, defect or inconsistency;

    - to provide for the assumption of our obligations to the holders of the notes in the case of a consolidation, merger, sale, transfer, lease or conveyance of substantially all of our assets;

    - to comply with the Trust Indenture Act;

    - to provide for uncertificated notes in addition to or in place of certificated notes; or

    - to make any change that provides any additional rights or benefits to the holders of the notes or that does not adversely affect the legal rights of any holder under the notes or the Indenture.

Modifications and amendments to the Indenture or the notes requiring consent of holders of the notes may be made, and future compliance or past default by us may be waived, with our consent and the consent of holders of more than 50% in aggregate principal amount of the notes at the time outstanding; PROVIDED THAT no such amendment of the Indenture or any note may, without the consent of each holder affected thereby:

    - change the stated maturity of the principal of or interest on such note;

    - reduce the amount of notes whose holders must consent to an amendment or waiver;

    - reduce the rate of or change the time for payment of interest, including default interest, on any note;

    - reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to redemption;

    - waive a default in the payment of principal of or interest on, or redemption payment with respect to, any note; or

    - change the currency of payment of the principal of or interest on such note.

For purposes of calculating the percentage of holders of the notes entitled to take any action, any notes we hold will be excluded.

BOOK-ENTRY SYSTEM AND FORM OF NOTES

The notes will be represented by beneficial interests in a single, permanent global note in fully registered form without interest coupons and will be deposited with the trustee as custodian for The Depository Trust Company and registered in the name of a nominee of The Depository Trust Company.

Ownership of beneficial interests in a global note will be limited to The Depository Trust Company participants or persons that may hold interests through participants. Ownership of beneficial interests in the global note will be shown on, and the transfer of these ownership interests will be effected only through, records maintained by The Depository Trust Company or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

The Depository Trust Company or its nominee, as the case may be, as registered holder of such global note will be considered the sole owner or holder of the notes represented by such global note for all purposes under the notes and the Indenture. In addition, no beneficial owner of an interest in a global note will be able to transfer that interest except in accordance with The Depository Trust Company's applicable procedures (in addition to those under the Indenture).

Principal and interest payments on notes represented by a global note registered in the name of The Depository Trust Company or its nominee will be made to The Depository Trust Company or its nominee, as the case may be, as the registered owner of such global note. Neither we, the trustee nor any paying agent for such notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that The Depository Trust Company, upon receipt of any payment of principal or interest, will immediately credit participants' accounts with payment in amounts proportionate to their respective beneficial interests in the principal amount of such global note as shown on the records of The Depository Trust Company. We also expect that payments by participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the account of customers registered in "street names," and will be the responsibility of such participants.

The Depository Trust Company has advised us as follows: The Depository Trust Company is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depository Trust Company holds securities that its participants deposit with The Depository Trust Company and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to The Depository Trust Company system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to The Depository Trust Company and its participants are on file with the SEC.

TRUSTEE

The trustee may resign at any time and we may remove the trustee at any time in accordance with the bullet points below.

A resignation or removal of the trustee and appointment of a successor trustee shall become effective only upon the successor trustee's acceptance of appointment as provided in the Indenture.

The trustee may resign and be discharged from the trust created by the Indenture by so notifying us. The holders of a majority in principal amount of the then outstanding notes may remove the trustee by so notifying the trustee and us. We may remove the trustee if:

    - the trustee fails to comply with the eligibility requirements provided in the Indenture;

    - the trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the trustee under any applicable federal or state bankruptcy law;

    - a receiver, trustee, assignee, liquidator or similar official under any applicable federal or state bankruptcy law takes charge of the trustee or its property; or

    - the trustee becomes incapable of acting.

If the Trustee resigns or is removed or if the office of trustee is otherwise vacant, we will appoint a successor trustee in accordance with the provisions of the Indenture.

In the ordinary course of its business, Citibank, N.A. and its affiliates have performed, and may in the future perform, commercial banking and related services for us and our affiliates and have received customary compensation therefor. For example, Citibank, N.A. serves as the fiscal agent in connection with the 6.80% Guaranteed Notes due April 15, 1999 and the 6.50% Guaranteed Notes due November 15, 2001, each of which was issued by CSC Enterprises and guaranteed by us, and as issuing and paying agent under two of CSC Enterprises' commercial paper programs guaranteed by us. In addition, Citicorp USA, Inc., an affiliate of Citibank, N.A., serves as the agent for the lenders in a commercial paper backstop credit agreement with CSC Enterprises, under which we are both a co-borrower and a guarantor. Our affiliate, CSC Australia Pty Ltd, has an uncommitted master bond and letter of credit facility and an uncommitted master loan facility with Citibank N.A. (Sydney Branch), an affiliate of Citibank, N.A.

The address of the relevant corporate trust office of the trustee is Citibank, N.A., 111 Wall Street, 5th Floor, New York, New York 10043.

GOVERNING LAW

The Indenture and the notes will be governed by and construed in accordance with the laws of the State of New York.

                                  UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement
dated            , 1999, the Company has agreed to sell to each of the
underwriters named below (the "Underwriters"), severally, and each of the Underwriters has severally agreed to purchase, the principal amount of the notes set forth opposite its name below:

                                                                                  PRINCIPAL
                                 UNDERWRITER                                   AMOUNT OF NOTES
-----------------------------------------------------------------------------  ---------------
J.P. Morgan Securities Inc...................................................   $
Goldman, Sachs & Co..........................................................
Merrill Lynch, Pierce, Fenner & Smith
           Incorporated......................................................
                                                                               ---------------
  Total......................................................................   $ 200,000,000
                                                                               ---------------
                                                                               ---------------

Under the terms and conditions of the underwriting agreement, if the Underwriters take any of the notes, then the Underwriters are obligated to take and pay for all of the notes.

The notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The Underwriters have advised the Company that they intend to make a market for the notes, but they have no obligation to do so and may discontinue market making at any time without providing any notice. No assurance can be given as to the liquidity of any trading market for the notes.

The Underwriters initially propose to offer part of the notes directly to the public at the offering prices described on the cover page and part to certain
dealers at a price that represents a concession not in excess of   % of the
principal amount of the notes. Any Underwriter may allow, and any such dealer may reallow, a concession not in excess of % of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the Underwriters may from time to time vary the offering price and other selling terms.

The Company has also agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriters may be required to make in respect of any such liabilities.

In connection with the offering of the notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the Underwriters may overallot in connection with the offering of the notes, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The Underwriters are not required to engage in any of these activities, and may end any of them at any time.

Expenses associated with this offering, to be paid by the Company, are estimated
to be $      .

In the ordinary course of their respective businesses, the Underwriters and their affiliates have performed, and may in the future perform, commercial, financial advisory and/or investment banking services for us and our affiliates and have received customary compensation therefor. For example, Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Securities Inc., has entered into a contract with the Pinnacle Alliance, a team led by us, to manage key parts of its global technology structure. Morgan Guaranty Trust Company of New York is also a member of the syndicate of banks providing standby support for our commercial paper program. Goldman, Sachs & Co. and J.P. Morgan Securities Inc., an affiliate of J.P. Morgan & Co., acted as our advisors in connection with an unsuccessful hostile tender offer to acquire us last year. Merrill Lynch (Singapore) Pte. Ltd., an affiliate of Merrill Lynch & Co., is currently acting as our financial advisor in connection with our tender offer to acquire CSA Holdings Ltd, which is described on page 7.

                                 LEGAL MATTERS

Gibson, Dunn & Crutcher LLP of Los Angeles, California will issue an opinion to the Company about certain legal matters relating to the notes. Latham & Watkins of Los Angeles, California will issue an opinion to the Underwriters about certain legal matters relating to the notes. Latham & Watkins renders certain legal services to the Company.

                                    EXPERTS

The consolidated financial statements and the related financial statement schedule of the Company (except The Continuum Company, Inc. for the year ended March 31, 1996) as of April 3, 1998 and March 28, 1997 and for each of the three years in the period ended April 3, 1998, incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended April 3, 1998 have been audited by Deloitte & Touche LLP as stated in their report incorporated herein by reference. The financial statements of The Continuum Company, Inc. for the year ended March 31, 1996 (consolidated with those of the Company) have been audited by Ernst & Young LLP as stated in their report incorporated herein by reference. Such financial statements for the Company are incorporated herein by reference in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. All of the foregoing firms are independent auditors.

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The Company estimates that the following expenses in connection with the offering described in this Registration Statement will be paid by the Company:

Securities and Exchange Commission registration fee...............................  $  55,600
Printing and engraving expenses*..................................................     45,000
Legal fees and expenses*..........................................................    125,000
Accounting fees and expenses*.....................................................     35,000
Rating agency fees*...............................................................    180,000
Trustee fees and expenses*........................................................     12,500
Blue Sky qualification fees and expenses*.........................................      7,500
                                                                                    ---------
                                                                                    $ 460,600
                                                                                    ---------
                                                                                    ---------

------------------------

* Estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 78.7502 of the Nevada General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner in which he reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 78.7502 further provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of another corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. In the case of any action by or in the right of the corporation, no indemnification may be made for any claim, issue or matter as to which such person shall have been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation, or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which such action or suit was brought or another court of competent jurisdiction determines that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. Section 78.7502 further provides that to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

The Registrant's Restated Articles of Incorporation, as amended (the "Charter"), provide that the Registrant shall, to the fullest extent permitted by applicable law, indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding of the type described above by reason of the fact that he or she is or was or has agreed to become a director or officer of the Registrant, or is serving at the request of the Registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The indemnification of directors and officers shall be against all loss, liability and expenses actually and reasonably incurred by or on behalf of a director or officer in connection with such action, suit or proceeding, including any appeals; provided that with respect to any action, suit or proceeding initiated by a director or officer, the Registrant shall indemnify such director or officer only if the action, suit or proceeding was authorized by the Registrant's Board of Directors, except with respect to a suit for enforcement of rights to indemnification or advancement of expenses in accordance with the procedure therefor prescribed in the Charter.

The Charter also provides that the expenses of directors and officers incurred as a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, shall be paid by the Registrant as they are incurred and in advance of the final disposition of the action, suit or proceeding; provided that if applicable law so requires, the advance payment of expenses shall be made only upon receipt by the Registrant of an undertaking by or on behalf of the director or officer to repay all amounts so advanced in the event it is ultimately determined by a final decision, order or decree of a court of competent jurisdiction that the director or officer is not entitled to be indemnified for such expenses under the Charter.

The Registrant has entered into Indemnification Agreements with each of its directors and officers pursuant to which it has indemnified them against expenses incurred in connection with any claims made against them as a result of any act, omission, neglect or breach of duty committed or suffered while acting as a director or officer of the Registrant, or while serving at the request of the Registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. These Indemnification Agreements do not obligate the Registrant to make any payment in connection with a claim against a director or officer to the extent that: (a) payment is made under an insurance policy, except in respect of any deductible amount or any excess beyond the amount of payment under such insurance, (b) the director or officer is otherwise indemnified, (c) the claim is based upon the director or officer gaining any improper personal profit or advantage to which he or she is not legally entitled, (d) the claim is for an accounting of profits made from the purchase or sale by the director or officer of securities of the Registrant within the meaning of Section 16(b) of the Securities Exchange Act of 1934 or (e) the claim is brought about or contributed to by the dishonesty of the director or officer, but only if a judgment or other final adjudication adverse to the director or officer establishes that he or she committed acts of active and deliberate dishonesty, with actual dishonest purpose and intent, which acts were material to the cause of action so adjudicated. The Indemnification Agreements provide that the costs and expenses incurred by directors and officers in defending or investigating any action, suit, proceeding or investigation will be paid by the Registrant in advance of the final disposition of the matter upon receipt of a written undertaking by or on behalf of the director or officer to repay any such amounts if it is ultimately determined that he or she is not entitled to indemnification under his or her Indemnification Agreement. No such advance will be made by the Registrant, however, if, within 60 days of a request for such an advance, a determination is reasonably made by the Board of Directors or independent legal counsel, based upon the facts known at the time of such determination, that it is more likely than not it will ultimately be determined that the director or officer is not entitled to indemnification under his or her Indemnification Agreement.

The Registrant currently maintains an insurance policy which, within the limits and subject to the terms and conditions thereof, covers certain expenses and liabilities that may be incurred by directors and officers in connection with or as a consequence of certain actions, suits or proceedings that may be brought against them as a result of an act or omission committed or suffered while acting as a director or officer of the Registrant.

ITEM 16.  EXHIBITS

The Exhibit Index is attached hereto on page II-6.

ITEM 17.  UNDERTAKINGS

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of El Segundo, State of California, on this 19th day of February, 1999.

                                COMPUTER SCIENCES CORPORATION

                                By:             /s/ VAN B. HONEYCUTT
                                     -----------------------------------------
                                                  Van B. Honeycutt
                                              Chairman, President and
                                              Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature to this Registration Statement appears below hereby constitutes and appoints Van B. Honeycutt, Leon J. Level and Hayward D. Fisk, and each of them, as such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for such person and in such person's name, place and stead, in any and all capacities, to sign and to file with the Securities and Exchange Commission, any and all amendments and post-effective amendments to this Registration Statement, with exhibits thereto and other documents in connection therewith, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, or any substitute therefor, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                Chairman, President and
     /s/ VAN B. HONEYCUTT         Chief Executive Officer
------------------------------    (Principal Executive       February 19, 1999
       Van B. Honeycutt           Officer)

                                Vice President, Chief
      /s/ LEON J. LEVEL           Financial Officer and
------------------------------    Director (Principal        February 19, 1999
        Leon J. Level             Financial Officer)

     /s/ SCOTT M. DELANTY       Vice President and
------------------------------    Controller (Principal      February 19, 1999
       Scott M. Delanty           Accounting Officer)

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

   /s/ IRVING W. BAILEY, II
------------------------------  Director                     February 19, 1999
     Irving W. Bailey, II

    /s/ WILLIAM R. HOOVER
------------------------------  Director                     February 19, 1999
      William R. Hoover

    /s/ RICHARD C. LAWTON
------------------------------  Director                     February 19, 1999
      Richard C. Lawton

   /s/ THOMAS A. MCDONNELL
------------------------------  Director                     February 19, 1999
     Thomas A. McDonnell

    /s/ F. WARREN MCFARLAN
------------------------------  Director                     February 19, 1999
      F. Warren McFarlan

     /s/ JAMES R. MELLOR
------------------------------  Director                     February 19, 1999
       James R. Mellor

   /s/ WILLIAM P. RUTLEDGE
------------------------------  Director                     February 19, 1999
     William P. Rutledge

                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER                                               DESCRIPTION
-----------  ------------------------------------------------------------------------------------------------
       1.1   Form of Underwriting Agreement by and among the Company, J.P. Morgan Securities Inc., Merrill
               Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co............................

       4.1   Form of Indenture between the Company and Citibank, N.A., as Trustee............................

       4.2   Form of Note (included in Exhibit 4.1)..........................................................

       5.1   Opinion of Gibson, Dunn & Crutcher LLP..........................................................

      12.1   Computation of Ratios of Earnings to Fixed Charges..............................................

      23.1   Consent of Gibson, Dunn & Crutcher LLP (contained in Exhibit 5.1)...............................

      23.2   Consent of Deloitte & Touche LLP................................................................

      23.3   Consent of Ernst & Young LLP....................................................................

      24.1   Power of Attorney (contained in signature page).................................................

      25.1   Statement of eligibility of Trustee on Form T-1.................................................